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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
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1. Name and Address of Reporting Person*

Tepper                  David                      A.
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   (Last)               (First)                 (Middle)

c/o Appaloosa Management L.P., 26 Main Street, 1st Floor
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                                    (Street)

Chatham                 New Jersey              07928
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   (City)               (State)                 (Zip)


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2. Issuer Name AND Ticker or Trading Symbol

INAMED Corporation; Nasdaq/NMS:IMDC
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3. IRS or Social Security Number of Reporting Person (voluntary)


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4. Statement for Month/Day/Year

August 30, 2002
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing
   (Check Applicable Line)

   [ X ]   Form filed by One Reporting Person
   [   ]   Form filed by More than One Reporting Person


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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

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Common Stock                          8/30/02        X(1)            579,510     A      $6.50
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Common Stock                          8/30/02        X(2)            362,286     A      $7.50    3,669,359      I         (3)
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                                                                                                   349,546      D
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

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative     6.                of Underlying    8.       ities     Secur-   of
                    Exer-             4.       Securities     Date              Securities       Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)   Exercisable and   (Instr. 3 and 4) of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed    Expiration Date   ---------------- Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)          (Month/Day/Year)           Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,     ----------------           or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)       Date    Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------   Exer-   tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)     cisable Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Warrant             $6.50    8/30/02   X(1)           579,510 (1)              Common    579,510
                                                                               Stock
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Warrant             $7.50    8/30/02   X(2)           362,286 (2)              Common    362,286          43,334    I        (3)
                                                                               Stock

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

Explanation of Responses:


(1) On August 30, 2002, Appaloosa Management L.P. ("AMLP") notified INAMED Corporation (the "Company") that, as of such date, Appaloosa Investment Limited Partnership I (the "Partnership") and Palomino Investment Holdings Ltd. ("Palomino Holdings") are exercising all of the warrants issued to each of them by the Company, dated October 2, 1998 (the "$6.50 Warrants"), for cash and, pursuant to such exercise, the Partnership and Palomino Fund Ltd. ("Palomino") will acquire an aggregate of 579,510 shares of common stock of the Company in exchange for $3,766,815 in cash. The exercise price of the $6.50 Warrants is $6.50 per share of common stock of the Company and the price of a share of common stock of the Company was $23.45 as of the close of business on August 30, 2002.

(2) On August 30, 2002, AMLP notified the Company that, as of such date, the Partnership and Palomino Holdings are exercising all of the warrants issued to each of them by the Company, dated November 5, 1998 (the "$7.50 Warrants"), for cash and, pursuant to such exercise, the Partnership and Palomino will acquire an aggregate of 362,286 shares of common stock of the Company in exchange for $2,717,145 in cash. The exercise price of the $7.50 Warrants is $7.50 per share of common stock of the Company and the price of a share of common stock of the Company was $23.45 as of the close of business on August 30, 2002.

(3) David A. Tepper (the "Reporting Person") is the sole stockholder of Appaloosa Partners Inc. ("API"). API is the general partner of, and the Reporting Person owns a majority of the limited partnership interests of, AMLP. AMLP is the general partner of the Partnership and acts as investment adviser to Palomino. The Partnership and Palomino hold directly an aggregate of 3,669,359 shares of common stock of the Company. In addition, the Partnership and Palomino each hold directly options to purchase 5,000 shares of Company common stock at an exercise price of $13 per share; options to purchase 5,000 shares of Company common stock at an exercise price of $45.375; options to purchase 5,000 shares of Company common stock at an exercise price of $20.94; options to purchase 5,000 shares of Company common stock at an exercise price of $29.77; and options to purchase 5,000 shares of Company common stock at an exercise price of $25.92. The Reporting Person disclaims beneficial ownership of the foregoing securities, except to the extent of his "pecuniary interest" (as such term is defined in Rule 16a-1 under the General Rules and Regulations of the Securities Exchange Act of 1934, as amended) therein, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for the purpose of Section 16 or for all other purposes.




/s/ David A. Tepper                                      September 3, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                           Date


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see
     Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.